UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Master Supply Agreement

On May 20, 2025, Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) published an announcement (the “Press Release”), a copy of which is attached herein as Exhibit 99.1, relating to the entry by Basel Medical Group Pte Ltd, a subsidiary of the Company, into a master supply agreement dated May 20, 2025 with Pancare Technology International (HK) Limited (the “Master Supply Agreement”), for the supply of potentially up to AUD450 million (approximately S$375 million) of healthcare products in Asia-Pacific over a five year period until October 2029, subject to subsequent purchase orders from the purchaser. A copy of the Master Supply Agreement is appended to this current report as Exhibit 99.2.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 20, 2025
99.2	Master Supply Agreement dated May 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Darren Yen Feng Chhoa
Name:	Darren Yen Feng Chhoa
Title:	Chief Executive Officer

Date:	May 22, 2025